Exhibit 99.3

TNL Mediagene (NASDAQ:TNMG) Announces Digital Asset Treasury Advisory Group Appointments

TNL Mediagene (Nasdaq: TNMG) (the “Company”), a Tokyo-based next-generation digital media and data group in Asia, in connection with its recently announced digital asset treasury strategy (“DAT Strategy”) today announced appointments to its digital asset treasury advisory group (“DAT Advisory Group”) comprising experts in the fields of digital assets, blockchain and Web3 which will advise the Company and its Board of Directors to ensure its DAT Strategy incorporates industry best practices and operates in full compliance with legal and regulatory requirements. These experts bring prior and concurrent experience from leading digital asset and Web3 companies and their backgrounds span trading, investment, asset management, product development and regulatory engagement, providing the Company with a broad base of industry expertise.

The DAT Advisory Group appointments announced today include the following individuals:

Naoko Okumoto: Naoko is a member of the Company’s board of directors and a seasoned investor, board member, and technology executive with deep experience bridging Silicon Valley and Japan. She is the Founder and Managing Partner of Niremia Collective, a wellbeing technology fund, and CEO of Amber Bridge Partners, a U.S.–Japan cross-border advisory firm. Naoko also founded CoinDesk Japan, serving as its Board Member, and previously led investments as Managing Director of Mistletoe USA, the impact fund created by Taizo Son. Earlier, she was Executive Advisor to SoftBank’s Z Corporation and held executive roles at Yahoo Inc. She currently serves on the boards of Yappli and Transformative Technology (NPO), reflecting her commitment to technology-driven social change and wellbeing.

Zoé Gadsden: Zoé is an advisor to and prior COO of Matter Labs, which is a company building a Layer 2 scaling solution for Ethereum called ZKsync that aims to increase the network’s transaction throughput while reducing transaction fees. The company raised a $200 million DAO (decentralized autonomous organization) to support the project and has also raised $58 million in traditional venture funding from tech and crypto investors including Andreessen Horowitz and Coinbase Ventures. Zoé is a founding member of Female Narratives, an integrated creative agency that operates using a collective of over 100 female and non-binary millennial freelancers to connect brands to real stories. Zoé is a prominent figure in the startup community and has held roles at Google’s accelerator program, Google for Startups, and Tech Open Air, an interdisciplinary tech conference. Zoé was named to the Forbes 30 Under 30 Europe list in Finance.

Hiroto Kobayashi: Hiroto is a visionary advocate and proponent of technological innovation. In his book “After GAFA” he predicted that the advent of Web3 technology would shift the internet from centralized platforms to decentralized ones. His expertise is grounded in practical application: since 2016, he has served as an advisor to overseas blockchain associations and guided major Japanese corporations in implementing blockchain technology. Furthermore, he develops and leads hackathons and curricula focused on the social implementation of blockchain, AI, and IoT. This deep practical experience builds upon a career that began with the founding of WIRED JAPAN in 1994, a publication dedicated to pioneering the future of digital technology.

Richard Lee: Richard is a seasoned entrepreneur and technology leader with deep expertise in media, data and emerging financial technologies. He currently serves as Chief Technology Officer of TNL Mediagene. Prior to joining the group, Richard founded and successfully exited two media ventures – INSIDE and iCook – both acquired by TNL Mediagene. At TNL Mediagene, he has led product development, engineering, and AI-driven innovation, helping the Company expand across content, advertising, and data platforms. In recognition of his achievements, Richard was named to the Forbes 30 Under 30 Asia list in Media, Marketing & Advertising and has been a Google Developer Expert since 2020. His current focus extends into digital finance, where he plays a leading role in building TNL Mediagene’s crypto treasury strategy, evaluating blockchain infrastructure and shaping risk management frameworks for digital assets.

Fox Hsiao: Fox is a successful Taiwan-based founder and entrepreneur who co-founded both lifestyle media company iCook and tech media company INSIDE, which focuses on internet and software startups, tech industry trends, digital life and future technology. At TNL Mediagene Fox is focused on product development, engineering, AI-driven innovation and digital asset treasury operations. Fox has significant experience in internet startups, e-commerce media, fundraising, blockchain, artificial intelligence and related topics as well as significant blockchain-related investment experience including crypto arbitrage trading. Fox will hold the role of in-house crypto specialist for treasury operations at TNL Mediagene.

Further advisor appointments to the DAT Advisory Group are expected to be announced over the coming weeks.

“We are very excited to announce today’s appointments to our DAT Advisory Group. Today’s confirmed appointees bring a wealth of digital asset, blockchain and Web3 experience across trading, investment, technology and the full company lifecycle and represent thought leaders in these fields in Japan, Taiwan and internationally. These appointments will bolster our internal capabilities and align our operations and oversight with industry best practices,” Co-Founder & CEO Joey Chung commented.

“As we embark on our DAT Strategy, we are joined by an exceptional and accomplished group of individuals that we feel bring the right blend of experience to advise the Company and our board of directors in a balanced and thoughtful way. Our DAT Advisory Group is comprised of true pioneers, founders and builders and we are confident that their diverse experience and deep insights will enable us to be bold yet responsible in our decision-making. Together with this team, we are confident in our ability to implement our DAT Strategy in a way that supports our operational and strategic goals safely,” Co-Founder & President Motoko Imada added.

In connection with its recent DAT Strategy announcement, the Company published a shareholder letter detailing its decision to pursue the DAT Strategy, which can be found here:Link

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan’s The News Lens Co., Ltd. and Japan’s Mediagene Inc., two of the region’s leading independent digital media groups. The company’s operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, ecommerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan, Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

For further information, please contact

E-mail：IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

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